Exhibit 99.1

NiCE Extends Its AI-Powered Customer Experience Solution to AWS European

Sovereign Cloud, Advancing Trusted Agentic AI Across Regulated Markets

NiCE’s CX AI solution supports digital sovereignty and EU data residency requirements

Hoboken, N.J., July 1, 2026 – NiCE (Nasdaq: NICE) today announced it has been named a launch partner for the Amazon Web Services, Inc. (AWS) European Sovereign Cloud, a new independent cloud for Europe. The announcement marks a further expansion of the strategic relationship between NiCE and AWS, with NiCE making its agentic AI-powered customer experience solution available on the AWS European Sovereign Cloud.

Through this collaboration, organizations will be able to deploy NiCE’s advanced AI capabilities while supporting their data residency, operational autonomy, and digital sovereignty requirements within the European Union (EU). Building on the companies’ previously announced partnership to accelerate AI-powered customer service innovation, this newest alliance extends the reach of NiCE’s agentic AI solution to its growing European customer base, particularly organizations operating in highly regulated industries such as public sector, financial services, and healthcare.

The AWS European Sovereign Cloud is a fully featured, independently operated sovereign cloud backed by strong technical controls, sovereign assurances, and legal protections designed to meet the needs of European governments and enterprises. The AWS European Sovereign Cloud infrastructure is entirely located within the EU and operates independently from existing AWS Regions. Customers using the AWS European Sovereign Cloud benefit from the full power of AWS, including the same service portfolio, security, availability, performance, familiar architecture, APIs, and innovations such as the AWS Nitro System. By making NiCE’s agentic AI solution available on the AWS European Sovereign Cloud, organizations in highly regulated industries can accelerate AI adoption and unlock greater business value while maintaining control over sensitive data and meeting digital sovereignty requirements.

Advancing Agentic AI for Regulated Markets

NiCE is a leader in CX AI, unifying AI agents and human agents to orchestrate intelligent, goal-oriented outcomes across the customer journey. With its agentic AI solution planned for availability on AWS European Sovereign Cloud, European organizations will be able to deploy AI agents, real-time copilots, workflow automation, and AI-powered analytics capabilities in an environment designed to meet digital sovereignty needs and support customer requirements.

For example, a European financial institution could deploy NiCE’s AI agents on AWS European Sovereign Cloud to automate routine service requests, support human agents with real-time guidance, and personalize customer interactions while maintaining operational autonomy and keeping customer data within the EU.

“What sets NiCE apart is enterprise-grade agentic AI engineered for the world’s most regulated organizations, purpose-built with reliability, security, compliance, and privacy that organizations can’t compromise on,” said Dorothy Copeland, Chief Partner Officer at NiCE. “By extending our agentic AI solution to the AWS European Sovereign Cloud, NiCE enables Europe’s most regulated organizations to deploy next-generation AI capabilities on an independent cloud infrastructure located within the EU, supporting their digital sovereignty needs while accelerating AI-first customer experience transformation.”

Supporting Europe’s Digital Sovereignty Priorities

Data governance and compliance remain top priorities for organizations operating under EU regulatory frameworks. NiCE’s sovereign cloud strategy, including existing deployments in the EU, U.K., and Australia, reflects its continued commitment to delivering secure, scalable, AI-driven CX solutions that support customers’ regional and regulatory requirements. The addition of the AWS European Sovereign Cloud gives customers an uncompromising choice: achieving total digital sovereignty while continuing to innovate at pace.

"As AI governance becomes a strategic priority across Europe, sovereign cloud environments are evolving from a compliance requirement to a key enabler of innovation. Organizations increasingly need solutions that not only meet stringent data residency and regulatory obligations, but also deliver the agentic AI, automation, and real-time insights required to transform customer experience,” said Oru Mohiuddin, Research Director, IDC. "The combination of NiCE's agentic AI capabilities with the AWS European Sovereign Cloud addresses a growing market need: enabling regulated organizations to pursue AI-led transformation while maintaining control over data, operations, and governance within the EU."

Thomas Pöppe, CIO, AOK Bayern: “As we operate in an increasingly complex regulatory and competitive environment, especially around the use of AI, we see sovereignty as becoming essential to our long-term AI strategy. The combination of NiCE's agentic AI capabilities and the AWS European Sovereign Cloud offers a compelling path forward, allowing us to innovate while meeting evolving requirements around data residency, governance, and operational control.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

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Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Copeland, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.